UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Familify Corp.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 25, 2020

Physical Address of Issuer:

8 The Green, Ste A, Dover, Delaware 19901

Website of Issuer:

www.storybook-app.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)*
Total Assets	$278,191	N/A
Cash & Cash Equivalents	$253,386	N/A
Accounts Receivable	$21,857	N/A
Short-term Debt	$112,215	N/A
Long-term Debt	$1,007,306	N/A
Revenues/Sales	$272,670	N/A
Cost of Goods Sold**	$79,001	N/A
Taxes Paid	$0	N/A
Net Income	$(841,430)	N/A

* The Issuer was not in existence in 2019.
** Referred to as "Cost of Revenue" in our financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


February 22, 2022

Familify Corp.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)


Familify Corp. ("**Familify**", the "**Company,**" "**we,**" "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to

participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.storybook-app.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/storybook.

The date of this Form C is February 22, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Familify Corp. is a mobile app development company, incorporated in Delaware as a corporation on September 25, 2020. A former related entity, Familify Corp., a Florida corporation, was incorporated in Florida on February 26, 2020, and was subsequently merged into the Company on January 11, 2021, with the Company being the surviving entity.

The Company is located at 8 The Green, Ste A, Dover, Delaware 19901.

The Company's website is www.storybook-app.com.

The Company conducts business in Delaware, and sells products and services through the internet throughout the United States and internationally.

The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/storybook (the "**Deal Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$107,000 +
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one

1

of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. We also rely on other companies to supply various components of our products, and a widespread health crisis could adversely affect the ability of such companies to meet our supply needs.

The amount of capital the Company is attempting to raise in this Offering and the Concurrent Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering and the Concurrent Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 3,000,000 shares of common stock, of which 1,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations.

We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operations. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our customer base. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services.

If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Our holding company organizational structure makes us largely dependent on and highly subject to the risks and uncertainties of, our operating subsidiary. This holding company structure may not provide the benefits we expect.

To the extent we operate subsidiaries, including but not limited to Familify EC S.A.S, we will likely be subject to the business, industry, geographic, and market risks, regulations and uncertainties of such subsidiaries. The impact of these may be significant to the Company and could have a negative effect on our financial condition, results of operations and stock price.

Our holding company structure may not keep the assets and liabilities of the Company, our legacy subsidiaries and any new businesses we acquire legally separate. In such case, the Company and its subsidiary entities may not be able to keep their legal liabilities fully segregated and the increased costs of maintaining a separate holding company, including the administrative costs and expenses associated with keeping separate records and separate corporate or regulatory filings, may be incurred without realizing the possible benefits.

To the extent the holding company needs funding in the future, if we are unable to receive funds from our operating subsidiaries, we may not be able to fund holding company operations. As a result, we could experience a material adverse impact on our financial condition and results of operations, and result in the loss of your entire investment in us.

Our wholly-owned subsidiary, Familify EC S.A.S, was formed under the laws of Ecuador, and may be subject to Ecuadorian securities laws.

We primarily operate through our wholly-owned subsidiary, Familify EC S.A.S, which was formed under the laws of Ecuador. If we fail to adhere to the laws of Ecuador, including but not limited to the Ecuadorian securities laws, such failure may have serious negative effects on our financial condition and results of operations, and result in the loss of your entire investment in us.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering or the Concurrent Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with the Intermediary's designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows the Intermediary's designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company owns and commercializes the Storybook App, a smart phone application which combines guided infant massage, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.

Business Plan

The Company will focus on increased downloads of the Storybook App in the US and Mexico via social media and viral marketing for the next 12 months. To increase engagement and retention more content and product features will be rolled out in the next quarters including gamification and seasonal stories.

The Company's Products and/or Services

Product / Service	Description	Current Market
Storybook App	Storybook App combines guided infant massages, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.	Direct to consumers through the Apple App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4-12 years old (appx. 45%).

Competition

We are the only sleeping app for children to physically involve parents in the falling asleep process. Parents use Storybook as a guide while their kids avoid looking at the screen. This allows them to bond and connect in a genuine way. Substitutes such as Moshi, Sleepiest, Sleeptoot, only combine bedtime stories and music so parents hit play, leave their phone with their children and get out of the room. We are the only ones to combine video tutorials of infant massages along with bedtime stories and relaxing music. Some parents opt for a physical book and read their children to sleep. In these cases, parents have limited choices and since they are reading it, they are limited to physically interact with their children.

Customer Base

We sell Storybook App directly to consumers through the App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4-12 years old (appx. 45%).

Supply Chain

Our main vendors are Amazon Web Services, Braze, and Google Cloud. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5838967	Storybook	Standalone Characters	01/28/2019	08/20/2019	United States
5838968	Storybook	Logo	01/28/2019	08/20/2019	United States
5838969	Storybook	Icon	01/28/2019	08/20/2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Content Creation	20%	$5,000	20%	$214,000
Research & Development	20%	$5,000	20%	$214,000
Marketing	30%	$7,500	30%	$321,000
Operation Expenses	15%	$3,750	15%	$160,500
New Hires	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Content Creation: Create or pay licensing fees for new content including artwork, music and stories.

Research & Development: Clinical trials and other research methods to validate the content proposed in the app. Exploratory works to identify new functionalities or improvements.

Marketing: Acquisition of users, corporate partnerships, fundraising and branding activities.

Operation Expenses: Day to day operation costs including wages, contractors and software services.

New Hires: Potential new hires include engineers, product and user acquisition professionals.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Francisco Cornejo	CEO and Director	CEO, Familify Corp (including predecessor entities), April 2018 to Present – Responsible for general management, business planning, execution and hiring. Founder and Director, Camello Viral Marketing, March 2017 to December 2020 – Responsible for marketing consulting, mobile app strategy, growth acquidition and product management.	RMIT University (Master's Degree, Communication, 2016) Universidad Panamericana de Cuenca (Bachelor's Degree, Business Management, 2011)
Daniel Acton	President and Director	President, Familify Corp (including predecessor entities), July 2018 to Present – Responsible for business planning, financial projections, and business development. Managing Director, Equality Marketing, January 2006 to Present – Responsible for operating donor acquisition and support campaigns in Australia, New Zealand and the Philippines.	University of Hull (B.A. Hons., European Social Policy & Human Rights, 1997)

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniela Vega	CCO	CCO, Familify Corp (including predecessor entities), January 2018 to Present – Responsible for creation of content and general communications. Designs new stories, music and/or relaxation techniques.	Infant Massage Australia (Certified Infant Massage Education, 2017)

Biographical Information

Francisco Cornejo is the CEO of Familify Corp. He was born in 1987 in Cuenca, Ecuador where he lived most of his life. He graduated as a Business Engineer from Universidad Panamericana de Cuenca (2012). Shortly after, he was selected among 16,000 applicants to receive a $100,000 USD award from the Ecuadorian government to study his Master's in Communication (2016) at RMIT Australia. For over 5 years he was the CMO at Honda Motors (Indumot S.A. 2010-2015) where he led important project to increase sales and market share of the Japanese brand in the region.

Daniela Vega is the CCO of Familify Corp. She was born in 1986 in Cuenca, Ecuador. She has lived and studied in Argentina, Australia, Chile and in Ecuador were she underwent the Communication's Bachelor program from Universidad del Azuay. She got certified as a Certified Infant Massage Instructor by Infant Massage Australia in 2017 and has been training other parents since then.

Daniel Acton was born in Birminghan, UK in 1975. He studied social sciences before traveling the world to support various social causes. He also lived in Japan for several years teaching English and learning the culture. For the last 15 years he has been living in Australia where he founded Equality Marketing, a marketing agency **specializing** in NGOs.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

<center>**CAPITALIZATION, DEBT AND OWNERSHIP**</center>

Capitalization

The Company's authorized capital stock consists of 3,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Common Stock and 2 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share, except that the Company's Board of Directors is elected by the Class B Preferred Stockholders.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	79.43%

*Assumes conversion of the convertible securities described below.

Type	Class B Preferred Stock
Amount Outstanding	2
Par Value Per Share	$0.0001
Voting Rights	None, except as below.
Anti-Dilution Rights	None.
Other Rights	Each Class B holder has the right to appoint one member of the Company's Board of Directors. The rights of the Class B Preferred Stockholders in the Certificate of Incorporation may not be amended except with the consent of the Class B holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.0%

*Assumes conversion of the convertible securities described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	5% Interest Rate, 20% Discount, $1,666,667 Valuation Cap, Maturity Date: 3/24/2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.00%*

*Assumes conversion of the notes at the valuation cap, along with the other convertible securities described herein.

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$1,148,621
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$8,000,000 Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.36%*

*Assumes conversion of the SAFEs at the valuation cap, along with the other convertible securities described herein.

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$25,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$12,000,000 Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.21%*

*Assumes conversion of the SAFEs at the valuation cap, along with the other convertible securities described herein.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Shareholder Loan
Creditor	Daniel Action
Amount Outstanding	$306,113
Interest Rate and Amortization Schedule	The shareholder loan bears interest at 10.84%.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Type	Shareholder Loan
Creditor	Francisco Cornejo
Amount Outstanding	$153,082
Interest Rate and Amortization Schedule	The shareholder loan bears no interest until the Company generates positive cash flow.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Type	Shareholder Loan
Creditor	Daniela Vega
Amount Outstanding	$153,082
Interest Rate and Amortization Schedule	The shareholder loan bears no interest until the Company generates positive cash flow.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Acton	500,000 Common Stock 1 Class B Preferred Stock	50% (plus one director seat)
Francisco Cornejo	250,000 Common Stock 1 Class B Preferred Stock	25% (plus one director seat)
Daniela Vega	250,000 Common Stock	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Familify Corp. (the "**Company**") was incorporated on September 25, 2020, under the laws of the State of Delaware, and is headquartered in Dover, Delaware. A predecessor company, also called Familify Corp., was formed as a Florida corporation on February 25, 2020. This predecessor company was merged with and into the Company on January 11, 2021, with the Company being the surviving entity.

The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020. Our financial statements include the financial results of Familify EC S.A.S.

Cash and Cash Equivalents

Cash and cash equivalents refers to the value of a company's assets that are cash or can be converted into cash immediately.

As of January 31, 2021, the Company had an aggregate of $129,848.80 in cash and cash equivalents, leaving the Company with approximately 4.5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$25,000	1	New hires, Marketing, R&D, Content Creation, Product development	December 2, 2021	Section 4(a)(2)
SAFEs	$1,148,621	32	New hires, Marketing, R&D, Content Creation, Product development	September 30, 2020 through April 26, 2021	Section 4(a)(2)
Convertible Notes	$100,000	2	New hires	October 1, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has received loans in the aggregate amount of $612,227, from its primary shareholders, as more specifically described under "*Capitalization, Debt and Ownership – Outstanding Debt*" above.

The Company made a loan to its CEO and Director, Francisco Cornejo, in March, 2021, in the amount of $41,604. Payments on this loan began in September, 2021, and the current principal amount owed on this loan is $23,217.55.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $1,000,000 pursuant to Regulation D by offering to sell up to $1,000,000 in Simple Agreements for Future Equity (SAFEs) to accredited investors outside of this Offering (the "**Concurrent Offering**"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses the Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends or distributions.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "**Nominee**"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Francisco Cornejo
_____
(Signature)

Francisco Cornejo
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Francisco Cornejo
_____
(Signature)

Francisco Cornejo
_____
(Name)

Director and CEO
_____
(Title)

February 22, 2022
_____
(Date)

/s/Daniel Acton
_____
(Signature)

Daniel Acton
_____
(Name)

Director and President
_____
(Title)

February 22, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Familify Corp. and Subsidiary

Unaudited consolidated financial statements
December 31, 2020

With independent accountant's review report

Familify Corp. and Subsidiary
Table of contents
December 31, 2020
(Unaudited)

Familify Corp. and Subsidiary
Independent accountant's review report
December 31, 2020
Expressed in US$ (Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Service Corporation
Since 1938

To the Board of Directors and Management of
  Familify Corp.

We have reviewed the accompanying consolidated financial statements of Familify Corp. ("the Company") (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operating history and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Familify Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci and Associates

Spokane, Washington
January 7, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Familify Corp. and Subsidiary
Consolidated balance sheet
December 31, 2020
Expressed in US$ (Unaudited)

	2020
Assets	
Current assets	
Cash and cash equivalents	253,386
Accounts receivable	21,857
Prepayments and others	2,948
Total current assets	278,191
Total assets	278,191
Liabilities and stockholders' equity	
Liabilities	
Current liabilities	
Accounts payable	17,160
Other current liabilities	7,590
Deferred revenue	87,465
Total current liabilities	112,215
Non-current liabilities	
Loans related party	612,227
Convertible Notes payables	99,618
SAFEs	295,461
Total non-current liabilities	1,007,306
Total liabilities	1,119,521
Stockholders' equity	
Common stock	100
Accumulated deficit	(841,430)
Total stockholders' equity	(841,330)
Total liabilities and stockholders' equity	278,191

See independent accountant's review report and the notes to the consolidated financial statements

3

Familify Corp. and Subsidiary
Consolidated income statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

	2020
Revenue	272,670
Cost of revenue	79,001
Gross profit	193,669
Operating expenses	
Sales and marketing	304,168
Product development costs	422,049
General and administrative	200,027
Payroll expenses	69,537
Total operating expenses	995,781
Net operating loss	(802,112)
Non-operating income (expenses)	
Other income	-
Other expenses	(6,146)
Interest expenses	(33,172)
Total non-operating expenses	(39,318)
Net loss	(841,430)

See independent accountant's review report and the notes to the consolidated financial statements

Familify Corp. and Subsidiary
Consolidated statements of changes in stockholders' equity
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$
(Unaudited)

| | Common stock | | Accumulated deficit | Total stockholders' capital |
	Shares	Amount		
Beginning balance, February 26, 2020	-	-	-	-
Common stock	1,000,002	100	-	100
Net loss	-	-	(841,430)	(841,430)
Ending balance, December 31, 2020	1,000,002	100	(841,430)	(841,330)
Net loss	-	-	(841,430)	(841,330)

See independent accountant's review report and the notes to the consolidated financial statements

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

	2020
Cash flows from operating activities	
Net loss	(841,430)
(Increase) decrease in assets	
Accounts receivable	(21,857)
Prepayments and others Debt	(2,948)
issuance cost	(382)
Increase (decrease) in liabilities	
Accounts payable	17,160
Other current liabilities	7,590
Deferred revenue	87,465
Cash flows used in operating activities	(615,328)
Cash flows from financing activities	
Loans related party	612,227
Convertible Notes payables	100,000
Additional paid-in capital SAFEs	295,461
Capital contribution	100
Cash flows provided by investing activities	1,007,788
Net increase in cash	253,386
Cash at beginning of year	-
Cash at end of year	253,386
Cash paid during the period for:	
Interest expense	(33,172)
Income taxes	-

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

1. Nature of operations

Familify Corp. (the "company") is a Florida corporation registered on February 26, 2020. The company was founded to create digital tools for parents to raise their children properly, for them to grow up happily and healthy. Since its incorporation, the company has developed apps, like Storybook, that help parents to bond deeply and successfully with their children by using methods to guarantee both the parents and the child's wellness, such as massages and bedtime stories.

By commercial strategy on September 25, 2020 a new company Familify Corp. is registered in Delaware to merge with Familify Corp., a Florida corporation ("Familify Florida"), pursuant to the terms and covenants set forth in the agreement and plan of merger between both companies. Familify Florida would merge with and into the company, ceasing its separate existence and with the company as the surviving corporation. The company's certificate of incorporation, bylaws and directors and officers would agree to be the ones of the surviving corporation. Each of Familify Florida's common and preferred stock, both issued and outstanding, would be agreed to be converted into and exchanged for an equal number of fully paid and nonassessable shares of the company's common and preferred stock, respectively.

2. Summary of significant accounting policies

Advertising recognition
The advertising costs are expensed as incurred in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The advertising expenses is diversified on different platforms. Expenses are registered according to the use of them and at the same time can control the results in real time. In case of incurring positive results, the investment increases, otherwise it decreases proportionally to maximize results.

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The consolidated financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

and achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Consolidation

As of December 31, 2020, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiary in Ecuador, Familify EC SAS (100% owned). Intercompany transactions and balances are eliminated in consolidation. The accounting policies of the company and its subsidiary are consistent.

Use of estimates

The preparation of the consolidated financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that could affect the numbers reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the consolidated financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in two financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As December 31, 2020, the company had $253,386 of cash and cash equivalents.

Accounts receivable

The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers. As of December 31, 2020, the company had $21,857, of accounts receivable principally from Apple and Google.

Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Debt issuance cost

Debt issuance costs are amortized over the period the related obligation is outstanding using the straight-line method which is a reasonable estimate of the effective interest method. (Note 7).

Revenue recognition

The company recognizes revenue related to its platform when (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

transaction price (iv) allocate the transaction price (v) recognize revenue when or as the entity satisfies a performance obligation.

The company generates revenues by selling Storybook through App Store, Google Play. As December 31, 2020 the company has deferred revenue totaling $87,465, for subscriptions that have been paid but the performance obligations have not been met.

Cost of providing services

The cost of providing services includes principally commissions and fees of Apple Store and Google Play.

Income taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company has sustained net operating losses since its inception. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. Prepayments and others

Prepayments and others consisted of the following as of December 31, 2020:

	2020
Prepaid expenses	2,646
Advances to supplier	302
	2, 948

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

Prepaid expenses consisted principally of affiliate plans on web platforms for marketing and other services.

4. Other current liabilities

Other current liabilities consisted of the following as of and December 31, 2020:

	2020
Accrued expenses	-
VAT and other taxes	7,590

As December 2020, VAT and other taxes are mainly represented by net taxes from Ecuador company.

5. Loans

Loans consisted of the following as December 31, 2020:

	2020
Stockholder	612,227

At inception, the company took loans from the stockholders to financing initial operations. These loans have no interest or specified maturity date.

6. Convertible Note payable

On September 24, 2020, the company issued two convertible promissory notes to LAUNCH Fund 3, LP ("The investor") for principal amounts of $84,000 and $16,000, whereby it promised to pay to the investor, or its registered assigns, such foregoing sums under the terms set forth therein.

These notes shall bear an interest rate of five percent (5%) per annum on the unpaid principal balance. Interest shall be computed on the basis of the actual number of days elapsed and a year of 365 days and the maturity date is March 24,2022. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable, shall be due and payable (i) at any time after the 18-month anniversary of the date of issuance of those Notes (the " Maturity Date ") upon written demand by Investor or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case.

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

Upon a qualified equity financing, the Convertible Promissory Notes will automatically convert into fully paid and nonassessable shares of qualified preferred stock at a price per share equal to the lesser of (A) 80% of the lowest per-share price of the qualified preferred stock that is sold to cash purchasers in the qualified equity financing and (B) the price obtained by dividing (x) the target valuation by (y) the fully-diluted capitalization as of immediately prior to the qualified equity financing.

7. Additional paid-in capital SAFEs

From September 2020 to April 2021, the company issued several Simple Agreements for Future Equity ("SAFEs") worth a total of $ 1,144,582 with a post-money Valuation Cap of $8,000,000 to various investors.

If an equity financing even occurs, all SAFEs of each investor will be automatically converted into the greater of: (1) the number of shares of the company's Standard Preferred Stock equal to the SAFE's purchase amount divided by the lowest price per share of the company's Standard Preferred Stock; or (2) the number of shares of the company's Safe Preferred Stock equal to the purchase amount divided by the SAFE Price.
As an additional inducement for, and pursuant to, some of the SAFEs, the company granted the right to purchase their pro-rata share of standard preferred stock being sold in an equity financing event to some investors.

8. Equity

Common stocks
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have the authority to issue is 3,000,002 shares, three million (3,000,000) are designated common stock, par value $0.0001 per share (the "Familify Florida Common Stock"), and two (2) are designated Class B Preferred Stock, par value $0.0001 per share (the "Familify Florida Preferred Stock").

All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

Each Class B Holder, voting as a separate class, shall be entitled to elect one (1) director to serve on the Board of Directors (the "Board") of the Corporation (each a "Class B Director" and collectively the "Class B Directors"), for a total of two Class B Directors. A

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

Class B Director may be removed at any time, for any reason or no reason, upon the majority vote of the Class B Preferred Stock voting as a separate class. In the event of any vacancy on the Board as a result of the death, disability, resignation or removal of any Class B Director, then the Class B Holder who elected such Class B Director, voting as a separate class, shall be entitled to elect a replacement Class B Director.

In the event that the size of the Board is expanded beyond two (2) directors, for any reason, then at the time of such expansion and as a condition precedent to the effectiveness thereof, the Corporation shall amend the Articles of Incorporation, conditioned on the approval of the Class B Directors and Class B Holders, with each share of Class B Preferred Stock having one vote on such matter, so as to increase the number of Directors that shall be selected by the Class B Holders hereunder such that the Class B Holders shall have the right to select a number of persons to serve as Directors of the Corporation constituting at least two thirds of the entire Board at the time of such expansion of the Board.

The share of Class B Preferred Stock may not be transferred by the original Class B Holder to whom the share of Class B Preferred Stock is initially issued by the Corporation, and any attempted transfer of such shares of Class B Preferred Stock, whether voluntary or by operation of law or otherwise, shall be void ab initio and of no force or effect and the Corporation shall not recognize the purposed transferee thereof as the holder of the share of Class B Preferred Stock, and such share of Class B Preferred Stock shall be deemed automatically redeemed by the Corporation as of immediately prior to any such transfer or attempted transfer, and the Class B Holder shall thereafter be entitled to receive solely a redemption price of $1.00 therefor.

The Class B Preferred Stock shall not be convertible into shares of any other class of stock of the Corporation.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the Corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Class B Preferred Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Class B Directors and the Class B Holders, with the shares of Class B Preferred Stock having one vote each on such matter, the Corporation shall not amend or repeal any provision of these Powers and Rights of Class B Preferred Stock, including by merger, consolidation or otherwise, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect. In addition to any other rights and restrictions provided under

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

applicable law, without first obtaining the affirmative vote or written consent of the Class B Directors and the Class B Holders, with the shares of Class B Preferred Stock having one vote each on such matter, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Articles of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Class B Preferred Stock, as reasonably determined by the Class B Directors, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

As of December 31, 2020, 1,000,002 shares have been issued equivalents to $100.

9. Subsequent events

Additional paid-in capital SAFEs

As of the date of issue of these consolidated financial statements, the company has not held an equity financing and none of the SAFEs was converted to shares of preferred stock.

Prepayments and others

In March 2021, the company granted a loan to Francisco Cornejo of $41,604, CEO of the company, with a maturity of 12 months and interests of 0.11% annual. The parties agreed that payments were to begin in September, 2021. As of July 31, 2021, no payments have been received, the remaining balance was $41,604.

Equity

On June 17, 2021, Daniela Vega, as transferee, Francisco Cornejo as transferor, and the company entered into a stock transfer agreement, pursuant to the aforementioned agreement and plan of merger between the company and Familify Florida, whereby transferor thereby transferred, and transferee acquired from transferor, an aggregate of 250,000 shares of Common Stock. Prior to the Merger, Transferor owned 500,001 shares of capital stock of Familify Florida, and, upon the merger, such shares automatically converted into 500,001 shares of the company's common stock as surviving corporation, with a value of $0.0001 par value per share

Equity incentive

On January 2021, the stockholders of the company, by an action by written consent of the stockholders of Familify Corp., consented and approved an amendment to the company's certificate of Incorporation to adopt a 2021 equity incentive plan, and thereof reserved a total of 150,000 shares of the company's authorized but unissued common stock.

Crowdfunding offering.

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any found.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's evaluation

Management has evaluated subsequent events through January 07, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name   Storybook App

Logo



Headline   Helping parents make their kids sleep better with soothing techniques + stories

Slides


6:01
The Solar System Space Mission
1:36
Begin
6:00
The Magic Box
3:10
Lara
Look up story
FILTER
A Moment of Gratitude
4:28
Meditation



Tags

Latinx Founders, Apps, Kids, B2C, Wellness, $1M+ raised, Notable Angel backing, $500K+ revenue, Coming soon, Startups

Pitch text

Summary

- 1st app to combine infant massage techniques with bedtime stories
- 100+ stories, music, and techniques designed by leading researchers
- #1 Parenting app in 90 countries, with over 1.5M downloads
- 3K+ 5-star reviews on the App Store and Google Play

- $393K total revenue in 2020, with 29% average growth MoM
- $581K ARR as of September 2021
- 2nd best ranked startup at Launch Accelerator & Endeavor Scale-up

Problem

Meet Karla

Karla is the mom of two boys—1 and 3 years old. Daniel, her eldest, is having trouble sleeping.

Several studies have shown that the lack of enough sleep at a young age could irreparably damage a children's cognitive and emotional health.

There are **800M children** (0–10 years old) just like Daniel who experience sleep issues.



Solution

Karla will go to Storybook

In a few simple steps, she will find the right story to help Daniel relax and fall sleep.

Daniel is going to fall asleep in less than 7 minutes, because:

- There is no screen time;
- Massage techniques will increase the production of melatonin, which helps the body know when it's time to sleep;
- His mom is right there, providing love and security—and that is something no other app does.



Product

What is Storybook?

9:41
The Taste of the Moon
START
9:41
Welcome to Storybook
Storybook will help you and your child create special moments that stimulate better sleep and child/parent connection.
I'm new. Create an account
Log in
Story BOOK
The Taste of the Moon
2:19

Storybook is the only app to combine bedtime stories with infant massage to improve sleep in babies and children. It also **strengthens the child-parent bond** through touch, and creates special moments with easy and personalized techniques.



More than 1 million users.

More than 50 stories with monthly updates.

80% of children sleep better with Storybook.

89% better connection with your child.

Designed for children 0-10 years old.

Songs specially chosen for children.

Infant massage, reflexology and relaxation techniques.

Personalized profiles for each child according to their needs and likes.

Available in Spanish, English and Portuguese.

Our stories will help kids explore their emotions, reinforce their self-esteem, and learn new things.



Results







CHILDREN SLEEPING
BETTER

CHILDREN SLEEPING
4X FASTER

PARENTS FEEL
MORE CONNECTED
WITH THEIR KIDS

Backed by science

Several studies confirm the various benefits of infant massage as a recommended practice for children of all ages to improve emotional and physical health. By pairing these techniques with audio-bedtime stories and music, Storybook has been helping families around the world to improve sleep and bonding.

FAMILY TREE | BABY

How a simple tummy-rub can change babies' lives



Baby massage has been practised in South Asia for centuries. Now scientists are discovering its life-saving potential.

Far from an isolated success, Saxena's experience is backed by a growing body of evidence on the surprising benefits of South Asian baby massage, including for premature babies. Studies have shown that these oil massages, when done properly, can **boost babies' weight gain prevent bacterial infections**, and **cut infant mortality by up to 50%.**




 

Healthy Lifestyle

Infant and toddler health

SECTIONS

Infant massage: Understand this soothing therapy

Looking for ways to relax and bond with your baby? Know when and how to give an infant massage.

By Mayo Clinic Staff

Infant massage is a way to gently nurture and spend time with your baby. Find out about the possible benefits of infant massage and how to get started.

What are the benefits of infant massage?

Research suggests that infant massage can have various health benefits. For example, infant massage might:

- Encourage interaction between you and your baby
- Help your baby relax and sleep
- Positively affect infant hormones that control stress
- Reduce crying



New study looks into how bedtime stories can help children in the hospital

Jul 9, 2021 6:35 PM EDT by ABC News



ABC NEWS– A bedtime story could potentially improve negative emotions and even pain for your hospitalized child, according to one study.

Traction

$393K revenue in 2020 and 1.5M downloads



#1 APP IN 60 COUNTRIES

PARENTING CATEGORY

1.5MILLION
DOWNLOADS



4.000+
5-STAR REVIEWS

Cumulative revenue in 2020



Average MoM growth: 29% from Jan-Dec 2020

App downloads July 2020- July 2021



Annual recurring revenue 2021 (USD)



Average MoM growth: 6% from Jan-Dec 2021

Customers

9K+ happy paid subscribers!

We have over 20K+ users completing stories every month in 155 countries.

By country



Customer acquisition



78% Paid Acquisition
22% Organic

7% Google

35%

22% Organic

ORGANIC DOWNLOAD
FACEBOOK
INSTAGRAM
OTHERS

33%

3,000+ 5-star reviews



★★★★★

"Amazing**...we tried everything under the moon to get my 4 year old to sleep**...since downloading, I ask her if she wants a back, tummy, face or hand massage... she picks 1 or 2, I do them and then she goes to sleep & does not call for us multiple times... Love this app **I am more relaxed she is relaxed no more bedtime fights... can't praise this app enough**"

- Jessy



★★★★★

"**I really love this app. It creates a perfect bonding time for me and the kids during bedtime**. They love getting massages and listening to the stories. This app also helped my eldest sleep through the night - before, she would always wake up in the middle of the night and get scared and have a hard time falling back to sleep. **Now they all sleep peacefully thru the night and wake up in the morning.** ♥☐"

- Jaclyn



★★★★★

"**This app has made my nights so much more peaceful**. My five year old son used to get nightmares every night and come running into our room. Now my son asks me every night if we could do the massages and listen to the story! Overall this app has not only given me peaceful nights but it **also strengthened our father son bond**."

- Oscar

*Subscriber demographics & customer acquisition data as of Oct. 2021

Business Model

Subscription-based business model

Storybook is free to download, with a $49.99 yearly subscription plan. We also offer a 7-day free trial.

Even without a subscription, parents can use the (5) unlocked stories as much as they want. If they want to access the full catalogue, they are required to have a premium subscription.

We aim to achieve a 3:1 LTV/CAC ratio by 2022.

LTV: $66
CAC: $42



*After A/B testing different price points we have found an opportunity to increase the yearly price to 89.99 USD. Hence, since a few weeks ago in most countries we have increased the price between 50-85% without a significant affection to the conversion rates.

Market

US baby tech market is booming



Market size USA alone in 2021

Research estimates the current market size at $46B. According to the report, the most significant segment of the baby sleep market is expected to reach $1.735B, growing at a CAGR of +8% between 2021 and 2028.

Competition

Our unique approach

We are the only children sleeping app to physically involve parents in the falling asleep process. Parents use Storybook as a guide while their kids avoid looking at the screen. This allows them to bond and connect in a genuine way.

What we do differently

SCREEN-FREE. We designed our app for parents, not their children. Children shouldn't be looking at screens before bed in order to get a good night of sleep. Storybook was designed to assist parents by guiding them through massages, and providing bedtime stories with soothing tunes.

BONDING TIME. We understand the benefits of human relationships. Massages not only relax children but also help them reduce stress and feel loved. Physical affection improves bonding, and it's crucial to raise emotionally healthy future adults.

	Story BOOK	moshi	OK PLAY	Calm	HEADSPACE
MAIN TARGET	KIDS 0-10 YEARS	KIDS 5+ YEARS	KIDS 5+ YEARS	ADULTS	ADULTS
USER	PARENT-LED	CHILD-LED	PARENT-LED	ADULT	ADULT
PURPOSE	SLEEP & PLAY	SLEEP	FUN & PLAY	SLEEP	MENTAL WELLBEING
EVIDENCE-BASED	✓	✕	✕	✓	✓
MASSAGE THERAPY	✓	✕	✕	✕	✕

Vision

The path to $100M ARR



The market is so big that we only need to acquire 1.4% market share in our current top 8 performing countries to reach $100M ARR.

To give more context, this is how Calm (similar industry, same business model) reached $100M ARR and beyond, in comparison with Storybook's projected path.



Calm's valuation $2.2B as per Dec 2020

Investors

Backed by notable investors

We are backed by amazing investors with an incredible track record of being the first to fund some of the most disruptive tech companies in the world—like Uber, Calm, Robinhood, Coinbase, Steezy, and more.





Notable investors



Jason Calacanis: author, serial entrepreneur and one of the most recognized angel investors in the US. Jason has over 300 investments and half a dozen already reached unicorn status. (Uber, Robinhood, Calm, Steezy)



Shaun Mc Bride "Shonduras": entrepreneur and social media personality with millions of followers in Youtube, Snapchat, Instagram and more. He is the founder of Spacestation Holding. (Magic Spoon, Spacestation Gaming)

While we cannot mention all of our investors, we are very pumped to have experienced professionals coming from directive positions in companies such as Waze, Glovo, Slack, NASA, Antler, Dreambox, and more.

Founders

For parents, by parents

Dani Vega and Francisco Cornejo struggled with anxiety and sleepless nights for the first years of their children's lives. After a life-changing experience, Dani found the answer she was looking for in the power of the human touch. "It's not about attention. It's about connection" You can read her journey from idea to product here.

Meet the team

Francisco holds a Master's in Communication from RMIT and is the former CMO at Honda Motors. Daniela is a Certified Infant Massage Instructor in USA and Australia, has a community of over 160k followers on social media and has been writing children stories for over 10 years.

They are joined by amazing talent from 6 different countries, including: a former Data Scienctist from **Mercado Libre**; a Product Manager from **Trivia Crack**; a Growth Consultant from **Airbnb**; and an award-wining scientific board, with scientists from **FIU** and the **American Psycological Association**, and experts from the **International Association of Child Sleep.**

   

  

   

Our founding team combines experience scaling tech companies, early stimulation background and the passion to help millions of families worldwide.

We are on track to do for infant well-being what Calm and Headspace did for adults.

...And these are our own kids sleeping



Team

Francisco Cornejo	CEO	Serial entrepreneur (3 exits). Former CMO at Honda Motors	
Dani Vega	CCO	Certified Infant Massage Instructor. Social media content creator w. over 160k followers.	
Rodrigo Sajoux	Product Manager	Data-driven Product Manager. Former PM at Trivia Crack	
Yanina Libenson	Data Manager	Data scientist. Former Mercado Libre	
Martin Marquez	Tech Lead	Experienced full-stack developer.	

	Ivanna Zauzich	Head of Growth	Former Airbnb SEO consultant
	Prof. Martha Pelaez	Scientific Advisor	Award winner psychology scientist. Former Chair for the American Psychological Association. Main research areas: Mother-infant attachment, interventions using touch.
	Becky Roosevelt	Sleep Advisor	Vice President and Certification Instructor at Family Sleep Institute
	Deborah Pedrik	Sleep Advisor	President and Founder of the Family Sleep Institute and Child Sleep Consultant Certification Instructor

Perks

$200	1 Storybook Premium 1-year Subscription 3 Storybook Premium 3-month subscriptions to share.
$500	1 life-time Storybook Premium Subscription 4 Storybook Premium 3-month subscriptions to share.
$10,000	Meet the team and be part of the creative process behind the new batch of stories for Storybook.

FAQ

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |
| **How did you came up with the idea?** | We faced the problem ourselves. You can read more about Daniela's journey here |

Is Infant Massage backed by science?	Yes! There have been many studies about the benefits of infant massage. Here is an example from Mayo Clinic: "Research suggests that infant massage can have various health benefits. For example, infant massage might: • Encourage interaction between you and your baby • Help your baby relax and sleep • Positively affect infant hormones that control stress • Reduce crying" (Full article here) This paper summarizes some of the most relevant articles that capture the research done in the main components of Storybook: massage, music and bedtime stories. Although we have a first study that confirms Storybook efficacy by a third-party researcher. We are preparing clinical trials to prove the efficacy of Storybook in collaboration with Florida International University (FIU)
What are the ages of the children using Storybook? Does it only work for babies?	One of the main benefits of Storybook being a parent-led app is that we can cater for a broad age range. From babies to K6 children who can fully operate the app, Storybook has specific stories and relaxation techniques for each stage and to help with different challenges. Close to half of our user base has kids 0-2 yo and 40% between 3 and 6yo.
How do you create new content? and how often?	With close to 100k reproductions per month, we leverage our data to understand which stories perform better for each age range and desired outcome. Despite having over 50 stories, our data shows that 85% of the kids play up to 5 different stories. Most kids will stick and repeat the ones they like. However, since we are a subscription business, we release new content on a weekly basis to keep users excited. Daniela, our CCO has been writing the stories from day 1 with the support of our scientific team.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Familify Corp.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Familify Corp., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

       (b)   **Liquidity Event**.

       (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

       (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

       (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

       (c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

       (d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FAMILIFY CORP.

By:
Name: Francisco Cornejo
Title: CEO
Address: 8 The Green, Ste A, Dover, Delaware 19901
Email: francisco@familify.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Familify Corp. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Familify Corp. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

Familify Corp.

By:

Name: Francisco Cornejo, CEO

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee , CEO

Date:

EXHIBIT D

Video Transcript

We live in a very busy world where we don't even have time to connect with the most important ones, our own kids, whether you're a parent or not, it is well known that the abuse of the screen time in our busy lives have massively increased Children, mental and emotional health problems including sleep disorders.

Hello everybody, my name is Francisco.

I'm the co founder of Storybook.

Instead of showing you just a explainer an video on how amazing storybook is, I thought it was best to run you personally through our investment deck.

So let's go.

This is Karla, she's a real user of storybook.

She's the mom of two boys, Daniel, her eldest was having trouble sleeping and Just like him.

There are over 800 million Children worldwide who will experience sleep issues.

Lucky for Karla, she found Storybook, she downloaded the app after seeing an Instagram story, she told us that Daniel was having trouble sleeping in nightmares.

So we recommended some stories based on that.

What will happen now is that while Daniel is listening to the stories and the music mom will be following the guidelines just like this and touch the moon with their hands, Sarah climbed with short slow steps while she thought, will it taste like cheese?

And just like that Daniel fell asleep in less than seven minutes because first there was no explain time, massage techniques are proven to increase the production of melatonin.

But most importantly, mom was right there providing love and security and that's something no other app does.

We believe that every child deserves to have a personal sacred bond with their parents and a storybook gives the parents that option by combining relaxation techniques with bedtime stories and music.

We help families bond relax and sleep better.

You already saw infant massage techniques but we also include meditation guided breathing and reflexology.

Our business model is really simple.

It's a free to download app with a $49 yearly subscription plan.

We also offer bulk discounts for child oriented CPG brands in HR departments.

We have more than 60 original audio stories, we create around four new stories every month.

All the content is designed for Children ages 0-12 in their parents and we have all the content available in Spanish English and Portuguese.

We are really proud about our stories that helps kids explore their emotions, reinforce their self esteem and learn new things.

As per the latest survey, 79% of the parents told us that their kids are sleeping better are sleeping up to four times faster.

But the thing that we like the most is that 89% of them told us that they feel more connected with their kids since they started using storybook, We've been the number one app in 90 countries.

In The parents in category.

We've been called the best for bedtime by Apple.

We have close to two million downloads worldwide.

We have more than 3,00 5 star reviews.

Here's a couple of examples.

This one from Jacqueline.

I really loved this app. It creates a perfect bonding time for me and the kids during bedtime. Now they always sleep peacefully through the night and wake up in the morning.
Or this one from Oscar. This app has made my nights so much more peaceful, also strengthened our father and son.
We have over 9000 paying subscribers in 150 countries.
Although 46% of them come from the U.S And Mexico.
We reach 500,000. ARR.In 2021.
And we're growing at 10-15% month over month.
We are set to reach reach 7 million ARR by 2023 and we plan to reach 100 million ARR by 2026 by doubling down on our profitable paid social media campaigns, increasing our organic acquisition strategy, launching new B 2 B partnerships and adding influencer marketing to our campaigns.
The market is so large that we only need 1.4% markets here in the top eight-performing countries to reach those numbers.
We are joined by an amazing team of advisors who have been pioneering research and training in behavioral science, human touch and sleep.

And our founding team combines the industry experience and early simulation background and we are on track to do for infant well-being what Calm and Headspace did for adults and these are our own kids are sleeping.

We know the story book is an amazing investment opportunity, but beyond that, it's so much of a worthy cause.

So this is an invitation for you to join us at storybook, the parent child wellness and sleep app thank you so much.

EXHIBIT E

"Testing the Waters" Communications



Company Name	Storybook App
Logo	
Headline	Helping parents make their kids sleep better with soothing techniques + stories

Slides





Tags

Latinx Founders, Apps, Kids, B2C, Wellness, $1M+ raised, Notable Angel backing, $500K+ revenue, Coming soon, Startups

Pitch text

Summary

- 1st app to combine infant massage techniques with bedtime stories
- 100+ stories, music, and techniques designed by leading researchers
- #1 Parenting app in 90 countries, with over 1.5M downloads
- 3K+ 5-star reviews on the App Store and Google Play

- $393K total revenue in 2020, with 29% average growth MoM
- $581K ARR as of September 2021
- 2nd best ranked startup at Launch Accelerator & Endeavor Scale-up

Problem

Meet Karla

Karla is the mom of two boys—1 and 3 years old. Daniel, her eldest, is having trouble sleeping.

Several studies have shown that the lack of enough sleep at a young age could irreparably damage a children's cognitive and emotional health.

There are **800M children** (0–10 years old) just like Daniel who experience sleep issues.



Solution

Karla will go to Storybook

In a few simple steps, she will find the right story to help Daniel relax and fall sleep.

Daniel is going to fall asleep in less than 7 minutes, because:

- There is no screen time;
- Massage techniques will increase the production of melatonin, which helps the body know when it's time to sleep;
- His mom is right there, providing love and security—and that is something no other app does.



Product

What is Storybook?

9:41
The Taste of the Moon
START
9:41
Welcome to Storybook
Storybook will help you and your child create special moments that stimulate better sleep and child/parent connection.
I'm new. Create an account
Log in
Story BOOK
The Taste of the Moon
2:19

Storybook is the only app to combine bedtime stories with infant massage to improve sleep in babies and children. It also **strengthens the child-parent bond** through touch, and creates special moments with easy and personalized techniques.

- More than 1 million users.
- More than 50 stories with monthly updates.
- 80% of children sleep better with Storybook.
- 89% better connection with your child.
- Designed for children 0-10 years old.
- Songs specially chosen for children.
- Infant massage, reflexology and relaxation techniques.
- Personalized profiles for each child according to their needs and likes.
- Available in Spanish, English and Portuguese.

Our stories will help kids explore their emotions, reinforce their self-esteem, and learn new things.



Results







**CHILDREN SLEEPING
BETTER**

**CHILDREN SLEEPING
4X FASTER**

**PARENTS FEEL
MORE CONNECTED
WITH THEIR KIDS**

Backed by science

Several studies confirm the various benefits of infant massage as a recommended practice for children of all ages to improve emotional and physical health. By pairing these techniques with audio-bedtime stories and music, Storybook has been helping families around the world to improve sleep and bonding.

FAMILY TREE | BABY

How a simple tummy-rub can change babies' lives



Baby massage has been practised in South Asia for centuries. Now scientists are discovering its life-saving potential.

Far from an isolated success, Saxena's experience is backed by a growing body of evidence on the surprising benefits of South Asian baby massage, including for premature babies. Studies have shown that these oil massages, when done properly, can **boost babies' weight gain prevent bacterial infections**, and **cut infant mortality by up to 50%.**



 

Healthy Lifestyle
Infant and toddler health

SECTIONS

Infant massage: Understand this soothing therapy

Looking for ways to relax and bond with your baby? Know when and how to give an infant massage.

By Mayo Clinic Staff

Infant massage is a way to gently nurture and spend time with your baby. Find out about the possible benefits of infant massage and how to get started.

What are the benefits of infant massage?

Research suggests that infant massage can have various health benefits. For example, infant massage might:

- Encourage interaction between you and your baby
- Help your baby relax and sleep
- Positively affect infant hormones that control stress
- Reduce crying



New study looks into how bedtime stories can help children in the hospital

Jul 9, 2021 6:35 PM EDT by ABC News



ABC NEWS– A bedtime story could potentially improve negative emotions and even pain for your hospitalized child, according to one study.

Traction

$393K revenue in 2020 and 1.5M downloads



#1 APP IN 60 COUNTRIES

PARENTING CATEGORY

1.5MILLION
DOWNLOADS



4.000+
5-STAR REVIEWS

★★★★★

Cumulative revenue in 2020



Average MoM growth: 29% from Jan-Dec 2020

App downloads July 2020- July 2021



Annual recurring revenue 2021 (USD)



Average MoM growth: 6% from Jan-Dec 2021

Customers

9K+ happy paid subscribers!

We have over 20K+ users completing stories every month in 155 countries.

By country



Customer acquisition

78% Paid Acquisition
22% Organic



7% Google

35%

22% Organic

ORGANIC DOWNLOAD
FACEBOOK
INSTAGRAM
OTHERS

33%

3,000+ 5-star reviews



★★★★★

"Amazing**...we tried everything under the moon to get my 4 year old to sleep**...since downloading, I ask her if she wants a back, tummy, face or hand massage... she picks 1 or 2, I do them and then she goes to sleep & does not call for us multiple times... Love this app **I am more relaxed she is relaxed no more bedtime fights... can't praise this app enough**"

- Jessy



★★★★★

"**I really love this app. It creates a perfect bonding time for me and the kids during bedtime**. They love getting massages and listening to the stories. This app also helped my eldest sleep through the night - before, she would always wake up in the middle of the night and get scared and have a hard time falling back to sleep. **Now they all sleep peacefully thru the night and wake up in the morning. ♥□**"

- Jaclyn



★★★★★

"**This app has made my nights so much more peaceful**. My five year old son used to get nightmares every night and come running into our room. Now my son asks me every night if we could do the massages and listen to the story! Overall this app has not only given me peaceful nights but it **also strengthened our father son bond**."

- Oscar

*Subscriber demographics & customer acquisition data as of Oct. 2021

Business Model

Subscription-based business model

Storybook is free to download, with a $49.99 yearly subscription plan. We also offer a 7-day free trial.

Even without a subscription, parents can use the (5) unlocked stories as much as they want. If they want to access the full catalogue, they are required to have a premium subscription.

We aim to achieve a 3:1 LTV/CAC ratio by 2022.

LTV: $66
CAC: $42



*After A/B testing different price points we have found an opportunity to increase the yearly price to 89.99 USD. Hence, since a few weeks ago in most countries we have increased the price between 50-85% without a significant affection to the conversion rates.

Market

US baby tech market is booming



Market size USA alone in 2021

Research estimates the current market size at $46B. According to the report, the most significant segment of the baby sleep market is expected to reach $1.735B, growing at a CAGR of +8% between 2021 and 2028.

Competition

Our unique approach

We are the only children sleeping app to physically involve parents in the falling asleep process. Parents use Storybook as a guide while their kids avoid looking at the screen. This allows them to bond and connect in a genuine way.

What we do differently

SCREEN-FREE. We designed our app for parents, not their children. Children shouldn't be looking at screens before bed in order to get a good night of sleep. Storybook was designed to assist parents by guiding them through massages, and providing bedtime stories with soothing tunes.

BONDING TIME. We understand the benefits of human relationships. Massages not only relax children but also help them reduce stress and feel loved. Physical affection improves bonding, and it's crucial to raise emotionally healthy future adults.

	Story BOOK	moshi	OK PLAY	Calm	HEADSPACE
MAIN TARGET	KIDS 0-10 YEARS	KIDS 5+ YEARS	KIDS 5+ YEARS	ADULTS	ADULTS
USER	PARENT-LED	CHILD-LED	PARENT-LED	ADULT	ADULT
PURPOSE	SLEEP & PLAY	SLEEP	FUN & PLAY	SLEEP	MENTAL WELLBEING
EVIDENCE-BASED	✓	✕	✕	✓	✓
MASSAGE THERAPY	✓	✕	✕	✕	✕

Vision

The path to $100M ARR



The market is so big that we only need to acquire 1.4% market share in our current top 8 performing countries to reach $100M ARR.

To give more context, this is how Calm (similar industry, same business model) reached $100M ARR and beyond, in comparison with Storybook's projected path.



Calm's valuation $2.2B as per Dec 2020

Investors

Backed by notable investors

We are backed by amazing investors with an incredible track record of being the first to fund some of the most disruptive tech companies in the world—like Uber, Calm, Robinhood, Coinbase, Steezy, and more.





Notable investors



Jason Calacanis: author, serial entrepreneur and one of the most recognized angel investors in the US. Jason has over 300 investments and half a dozen already reached unicorn status. (Uber, Robinhood, Calm, Steezy)



Shaun Mc Bride "Shonduras": entrepreneur and social media personality with millions of followers in Youtube, Snapchat, Instagram and more. He is the founder of Spacestation Holding. (Magic Spoon, Spacestation Gaming)

While we cannot mention all of our investors, we are very pumped to have experienced professionals coming from directive positions in companies such as Waze, Glovo, Slack, NASA, Antler, Dreambox, and more.

Founders

For parents, by parents

Dani Vega and Francisco Cornejo struggled with anxiety and sleepless nights for the first years of their children's lives. After a life-changing experience, Dani found the answer she was looking for in the power of the human touch. "It's not about attention. It's about connection" You can read her journey from idea to product here.

Meet the team

Francisco holds a Master's in Communication from RMIT and is the former CMO at Honda Motors. Daniela is a Certified Infant Massage Instructor in USA and Australia, has a community of over 160k followers on social media and has been writing children stories for over 10 years.

They are joined by amazing talent from 6 different countries, including: a former Data Scienctist from **Mercado Libre**; a Product Manager from **Trivia Crack**; a Growth Consultant from **Airbnb**; and an award-wining scientific board, with scientists from **FIU** and the **American Psycological Association**, and experts from the **International Association of Child Sleep.**

   

  

   

Our founding team combines experience scaling tech companies, early stimulation background and the passion to help millions of families worldwide.

We are on track to do for infant well-being what Calm and Headspace did for adults.

...And these are our own kids sleeping



Team

Francisco Cornejo	CEO	Serial entrepreneur (3 exits). Former CMO at Honda Motors	
Dani Vega	CCO	Certified Infant Massage Instructor. Social media content creator w. over 160k followers.	
Rodrigo Sajoux	Product Manager	Data-driven Product Manager. Former PM at Trivia Crack	
Yanina Libenson	Data Manager	Data scientist. Former Mercado Libre	
Martin Marquez	Tech Lead	Experienced full-stack developer.	

Ivanna Zauzich	Head of Growth	Former Airbnb SEO consultant
Prof. Martha Pelaez	Scientific Advisor	Award winner psychology scientist. Former Chair for the American Psychological Association. Main research areas: Mother-infant attachment, interventions using touch.
Becky Roosevelt	Sleep Advisor	Vice President and Certification Instructor at Family Sleep Institute
Deborah Pedrik	Sleep Advisor	President and Founder of the Family Sleep Institute and Child Sleep Consultant Certification Instructor

Perks

$200	1 Storybook Premium 1-year Subscription 3 Storybook Premium 3-month subscriptions to share.
$500	1 life-time Storybook Premium Subscription 4 Storybook Premium 3-month subscriptions to share.
$10,000	Meet the team and be part of the creative process behind the new batch of stories for Storybook.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
How did you came up with the idea?	We faced the problem ourselves. You can read more about Daniela's journey here

Is Infant Massage backed by science?	Yes! There have been many studies about the benefits of infant massage. Here is an example from Mayo Clinic: "Research suggests that infant massage can have various health benefits. For example, infant massage might: • Encourage interaction between you and your baby • Help your baby relax and sleep • Positively affect infant hormones that control stress • Reduce crying" (Full article here) This paper summarizes some of the most relevant articles that capture the research done in the main components of Storybook: massage, music and bedtime stories. Although we have a first study that confirms Storybook efficacy by a third-party researcher. We are preparing clinical trials to prove the efficacy of Storybook in collaboration with Florida International University (FIU)
What are the ages of the children using Storybook? Does it only work for babies?	One of the main benefits of Storybook being a parent-led app is that we can cater for a broad age range. From babies to K6 children who can fully operate the app, Storybook has specific stories and relaxation techniques for each stage and to help with different challenges. Close to half of our user base has kids 0-2 yo and 40% between 3 and 6yo.
How do you create new content? and how often?	With close to 100k reproductions per month, we leverage our data to understand which stories perform better for each age range and desired outcome. Despite having over 50 stories, our data shows that 85% of the kids play up to 5 different stories. Most kids will stick and repeat the ones they like. However, since we are a subscription business, we release new content on a weekly basis to keep users excited. Daniela, our CCO has been writing the stories from day 1 with the support of our scientific team.